UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

The9 Limited
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

88337K203
(CUSIP Number)

Jie Qin
c/o 21/F, Building No. 3, 690 Bibo Road
Zhangjiang Hi-Tech Park
Pudong New Area, Shanghai 201203
People’s Republic of China
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 17, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88337K203

1	NAMES OF REPORTING PERSONS Jie Qin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,707,093(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,707,093(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,707,093(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents 4,500,000 ordinary shares issued by the Issuer in the form of restricted shares held by Mr. Jie Qin and 207,093 ordinary shares represented by American depositary shares directly held by Mr. Jie Qin.

(2)	Based on 125,055,358 ordinary shares of the Issuer issued and outstanding as of February 1, 2019.

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EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) amends the Statement on Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on October 19, 2018 (the “Schedule 13D”), by Mr. Jie Qin (the “Reporting Person”) with respect to the ordinary shares, par value US$0.01 per share (the “Ordinary Shares”), of The9 Limited (the “Issuer”).  Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D. This Amendment is being filed to report a material change in beneficial ownership by the Reporting Person, and amends Items 3 and 5 of the Schedule 13D. Except as provided herein, all other information in the Schedule 13D remains the same.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by the following.

On January 17, 2019, the Issuer forfeited and cancelled 4,500,000 Ordinary Shares in the form of restricted shares previously granted to Mr. Jie Qin on September 4, 2018.

Item 5. Interest in Securities of the Issuer.

The first paragraph under Item 5(a)–(b) of the Schedule 13D is hereby amended and restated as follows.

(a)–(b) The responses of the Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is based on 125,055,358 Ordinary Shares issued and outstanding as of February 1, 2019.

As a result of the transaction described in Item 3 on January 17, 2019, the Reporting Person may no longer be deemed the beneficial owner (determined in accordance with Rule 13d-3 under the Exchange Act) of more than 5% of the outstanding Ordinary Shares. Accordingly, this Amendment No. 1 constitutes the final amendment to the Schedule 13D and constitute exit filing for the Reporting Person.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2019

/s/ Jie Qin
Jie Qin